(Check One):                      UNITED STATES
  |_|  Form 10-K       SECURITIES AND EXCHANGE COMMISSION
  |_|  Form 20-F             Washington, D.C. 20549
  |_|  Form 11-K
  |X|  Form 10-Q                   FORM 12b-25
  |_|  Form N-SAR

                           NOTIFICATION OF LATE FILING


                       For Period Ended:  March 31, 2005
                                         ----------------
                       |_|  Transition Report on Form 10-K
                       |_|  Transition Report on Form 20-F
                       |_|  Transition Report on Form 11-K
                       |_|  Transition Report on Form 10-Q
                       |_|  Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                       -------------------------


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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
                                    NOTHING
  IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY
                          INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


                      Metromedia International Group, Inc.
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                             Full Name of Registrant

                             8000 Tower Point Drive
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            Address of Principal Executive Office (Street and Number)

                               Charlotte, NC 28227
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                            City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or portion thereof, will
|_| |     be filed on or before the fifteenth calendar day following the
    |     prescribed due date; or the subject quarterly report or transition
    |     report on Form 10-Q, or portion thereof, will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Metromedia International Group, Inc. (the "Registrant") is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 due to the additional time and effort that has been required for the Registrant to prepare and finalize the Annual Report on Form 10-K for the year ended December 31, 2004 and for the finance teams of the Registrant's PeterStar and Magticom business ventures to prepare, finalize and submit their first quarter U.S. GAAP financial results to the Registrant's corporate financial team. As a result of the delay in the filing of the Form 10-K and the delay in the receipt of the PeterStar and Magticom first quarter U.S. GAAP financial results, the Registrant's corporate finance team has not been able to begin the review and analysis of the PeterStar and Magticom first quarter financial results, and as such, has not been able to finalize the Registrant's consolidated financial statements and management's discussion and analysis of the Registrant's financial condition and results of operations.

The Registrant will file its quarterly report on Form 10-Q as soon as possible.

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Harold F. Pyle, III                704                       321-7380
    ---------------------           -------------           --------------------
          (Name)                     (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No

     The Registrant has been unable to fully complete the preparation of its consolidated financial statements and footnote disclosures for the annual audit, as required for the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

     The Registrant has also failed to timely file with the SEC the financial information of Magticom required under Item 9.01(a) and (b) of Form 8-K in respect of the Registrant's purchase of an additional interest in Magticom, as previously announced by the Registrant in a press release dated February 15, 2005. The Registrant will file such financial information by amending the Registrant's February 17, 2005 Form 8-K on or around the date the Registrant files its Form 10-K for the fiscal year ended December 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's corporate finance team has not been able to begin its review and analysis of the PeterStar and Magticom first quarter financial results, and as such, the Registrant is not able to determine an appropriate reasonable estimate of the results of the Registrant's consolidated financial statements. Furthermore, the Registrant increased its ownership interests in Magticom and Telecom Georgia during the first quarter 2005 and the Registrant has not completed its analysis of the impact of such acquisitions on its consolidated financial statements.
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                      Metromedia International Group, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
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



Date: May 16, 2005                     By: /S/ HAROLD F. PYLE III
     ----------------------                -------------------------------------
                                           Harold F. Pyle, III
                                           Executive Vice President Finance,
                                           Chief Financial Officer and Treasurer

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